VIA FACSIMILE AND EDGAR

September 17, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Jorge Bonilla Senior Staff Accountant Jaime John Staff Accountant

Re:

Tejon Ranch Co

File No. 001-07183

Annual Report on Form 10-K for the year ended December 31, 2007

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008

Proxy Statement filed March 31, 2008

Dear Mr. Bonilla and Ms. John,

Thank you for your letter dated August 22, 2008, or the Comment Letter, containing your comments on the above-captioned filings by Tejon Ranch Co., or the Company, with the United States Securities and Exchange Commission, or the Commission, and your agreement to extend the response date to September 19, 2008. Set forth below are the Company’s responses to your comments. For your convenience, the text of the Staff’s comments is included below in bold text and is followed by the Company’s responses to such comments.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Consolidated Statements of Operations, page 58

As disclosed on page 21, Real estate – commercial/industrial revenue is generated from a variety of activities including rental, land sales, building sales, oil and mineral royalties and grazing leases. Please provide us with a breakdown of each material activity within the total reported on your Statement of Operations.

Response

Our commercial/industrial real estate development and services segment was comprised of the following revenues during the three years presented in our Statements of Operations:

Activity	2007	2006	2005
Leasing	$6,126,053	$5,706,029	$5,226,773
Land Sales	712,266	1,007,008	0
Oil and Minerals	5,917,321	6,025,207	4,448,121
Grazing Leases	1,100,125	1,091,894	991,854
All other land management ancillary services	3,084,495	2,179,608	2,396,725
Total	$16,940,261	$16,009,746	$13,063,473

Note 2. Marketable securities, page 66

Please advise us what consideration you gave to conforming the information regarding maturities to the guidance provided in paragraph 20 of SFAS 115. Additionally, tell us the impact that the maturities or sales of marketable securities had on accumulated other comprehensive income, specifically unrealized gains or losses that were reclassified to net income. Finally describe your impairment policy relative to marketable securities and the consideration you gave to disclosing the policy in your footnotes. Refer generally to the disclosure requirements in SFAS 115.

Response

Maturities:

“Footnote 2 – Marketable Securities” addresses the contractual maturities of our securities in the last sentence of the paragraph following the fair value table. We disclose the average maturity of our U.S. Treasury and Agency securities to be three years, and the average maturity of our Corporate Notes to be three years. We also address the fact that none of our securities has a weighted average life of greater than six years. As SFAS 115 does not specifically require year-by-year disclosure in the footnotes, we have provided general guidance as to the timing of maturities therein, and provided the more detailed information addressing maturities in the financial risk section of Management’s Discussion and Analysis.

The more detailed level of disclosure described in paragraph 20 of SFAS 115 is provided in our Form 10-K in Item 7A. - Quantitative and Qualitative Disclosures about Market Risk. Since the information is duplicative, we did not include it in our marketable securities footnote disclosure. However, starting with our next filing we will include the contractual maturity information within our marketable securities footnote in the same format as required by SFAS 115.

Impact of unrealized gains and losses on earnings:

We include the cumulative change in value of available for sale securities for the year in our Consolidated Statements of Stockholders’ Equity and within our marketable securities footnote. During the periods reported in our Annual Report on Form 10-K for the year ended December 31, 2007, we did not have any sales of marketable securities, only maturities and calls. We did not reclassify any unrealized gains or losses to net income from accumulated other comprehensive income related to maturities of marketable securities. At the time of maturity of any of our securities the fair value of that security is equal to its par value, which equals our amortized cost, so at that point any previous unrealized gain or loss has been eliminated through our normal accounting process. In the future, as necessary, we will provide information related to the sales of securities and provide disclosure if we have no reclassifications of unrealized gains or losses related to maturities.

Impairment policy:

We follow paragraph 16 of SFAS 115 in regards to impairment policy and accounting guidance for marketable securities. We evaluate the specific facts and circumstances surrounding securities valued below cost and use this evidence to conclude if other than temporary impairment exists. For the years reported in our Annual Report on Form 10-K for the year ended December 31, 2007, we determined that we did not own any securities that had a decline in value that was other than temporary. Based on this conclusion, we did not include our marketable security impairment policy in our footnote disclosure. Since disclosure of our impairment evaluation policy will improve our overall disclosure related to marketable securities, we will provide a statement regarding our impairment policy in our future filings.

Note 7. Stock Compensation Plan, page 72

Please describe the method used to measure the fair value of the performance-based awards issued under the 2004 Stock Incentive Plan including a description of the significant assumptions used to measure the fair value of these awards.

Response

We have granted two types of stock awards under the 2004 Stock Incentive Plan: time-vesting restricted stock and performance-based restricted stock awards. Fair value for time-vesting restricted stock is based on the price of a share of our stock on the date granted. The stock is traded on the New York Stock Exchange and as such is an indicator of fair value.

In measuring the fair value of the performance-based awards, the fair value is also based on the price of a share of our stock on the date granted. To determine the portion of the fair value of the shares granted that will be recognized as compensation expense, we make certain assumptions in three areas:

1) Establish the probability that the award will vest and that the expense should be recorded.

Based on actual and expected performance, we estimate whether specific performance goals will be achieved. These include judgments on forecasting net income, capital investments and joint venture investments; returns on our industrial developments; the timing of submitting reports to governmental agencies; and the timing of final approval of our planned developments. If we determine that it is probable that these efforts will be successful, then we will record the cost of the awards in our financial statements.

2) Establish the number of shares that will vest to each participant.

Since the number of shares that will vest is not known on the day of grant, we make an estimate of the number of shares to be used to calculate a value to be recognized as compensation expense in the statement of operations over the requisite service period. Performance-based awards that have been granted have threshold, target, and maximum levels of achievement with a different stock award tied to each level of achievement. These performance awards have been granted at different times and are tied to various long-term objectives related to either cash flow or land development. We estimate the number of shares that will vest under these grants after considering forfeitures and the timing of achievement of the cash flow and development goals addressed above. Periodically we reevaluate our estimate regarding the achievement of performance goals and adjust the number of shares to be received based upon this updated evaluation as required by paragraph 43 of SFAS 123R. We then adjust the value we are recognizing in our statement of operations related to stock compensation.

3) Establish the requisite service period over which to recognize the cost of the stock award.

For time-vesting restricted stock awards, we recognize the value of the awards over the vesting period of the stock. For performance-based awards that are measured based on cash flow and investment objectives for a specified time period, we assume the requisite service period to be equal to the performance period upon which the award is based. For performance-based awards that are measured based on development milestones, we assume the requisite service period to range from the date of grant through the date on which it is probable that the milestone will be met (i.e., the implicit service period).

QUARTERLY REPORT ON FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2008

Note C – Marketable Securities, page 6

Please advise us what consideration you gave to including the disclosure required by SFAS 157, specifically pertaining to marketable securities recorded on your balance sheet at fair value.

Response

Within our marketable securities disclosure, we do disclose the fair value at the reporting date as required by SFAS 115 and now SFAS 157. We also disclose the amount of unrealized gains and losses for the period and any adjustment to accumulated other comprehensive income as required. The last paragraph of the footnote discloses that the estimated market value (fair value) equals the quoted price, if available, and goes on to state that if a quoted market price is not available, then market value is estimated using quoted market prices for similar securities. Although this information implies that we used Level 1 (quoted prices in active markets for identical assets) inputs to value our investments, we did not explicitly state that fact. Since our marketable securities are measured at fair value on a recurring basis, we will enhance our current disclosure in future filings to specifically include the fair value hierarchy in which our fair value measurements fall. All of our marketable securities are considered Level 1 assets and we will disclose this fact in future filings.

PROXY STATEMENT FILED MARCH 31, 2008

Compensation Discussion and Analysis

We note your disclosure that bonus amounts are based on specific performance targets and that in 2007 these targets were met and bonuses paid. We also note that you have included the specific 2007 target with respect to cash provided from operations less cash used for capital investment. In future filings, however, please disclose all of your quantitative performance targets, the actual performance results and an analysis of how each target impacted the actual bonus amounts paid to each named executive officer. Also, please provide a more robust description of your qualitative performance goals for each named executive officer, including an analysis of how the actual qualitative performance results impacted the specific bonus amounts paid. If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis. Refer to Instruction 4 to Item 402(b) of Regulation S-K. Please advise us regarding how you intend to revise this disclosure in the future.

Response

In future Proxy Statements we will expand our disclosure of each named executive officer’s quantitative and qualitative performance objectives to be more specific as to each officer’s goals and the achievement of those goals. We will also add to our disclosure a discussion related to how qualitative performance is evaluated and how achievement of qualitative goals helps to achieve overall corporate goals. In future Proxy Statements we will also include a discussion as to how both quantitative and qualitative goals impact the actual bonus amounts paid.

Management of the Company is very aware of its responsibility for the adequacy and accuracy of both the financial numbers and disclosures within our filings. Our goal is to provide full disclosure and transparency in all of our filings. In connection with responding to comments set forth in your letter of August 22, 2008, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy of disclosure in the filings;

2.	Staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process.

Very truly yours,

/s/ Allen E. Lyda
Allen E. Lyda
Vice President and Chief Financial Officer
Tejon Ranch Co.